UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 June 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.)

YES         NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Post expands Belgian business, 29 June 2005

29 June 2005

TNT POST EXPANDS BELGIAN BUSINESS

New easy-access parcel distribution through newsagent shops

Dutch postal company TNT Post and press distributor Agence et Messageries de la Presse (AMP) are from 1 July 2005 jointly introducing a new easy-access parcel service for Belgian consumers and small and medium-sized enterprises in Belgium. With this service, TNT Post is further expanding its existing business in the Belgian postal market. The new service offers rapid delivery of parcels within 24 to 72 hours in Belgium and the rest of Europe.

TNT Post has been active in the Belgian market for some time now through its European Mail Network activities in the field of newspapers, unaddressed advertising material, printed matter and samples. For the past 18 months, TNT Post Parcel Service Belgium has been expanding its business in Belgium. The company will eventually extend its service to cover other sectors of the Belgian postal market.

With the introduction of the new parcel service, from 1 July 2005 customers will initially be able to tender their parcels to 15 newsagent shops in the Brussels municipalities of Ixelles and Etterbeek. By the end of the year, the service will provide nationwide coverage through more than 600 newsagent shops.

Easy-access parcel service through newsagent shops

AMP and TNT Post have high expectations of the new service because it will make it even easier and more attractive for customers to send parcels. They will be able to tender parcels during the opening hours of newsagent shops located all over Belgium. The customer will purchase a parcel stamp for €5.50 for delivery in Belgium. The customer will fill in the addressee's address and the weight of the parcel (parcels for the Netherlands and Luxembourg will cost €7.00 and those for the rest of Europe €22.00). The sender will retain a receipt that states the number of the item and will be able to make enquiries with the Customer Service department (telephone +32 2 758 8111). Parcels for European destinations outside the Benelux region will be insured for up to €500.

AMP will take the parcels daily to the national sorting centre of TNT Post Parcel Service Belgium at Nossegem. Drivers operating from nine depots in Belgium will deliver the parcels to addressees within 24 to 72 hours. Customers will be informed of the new parcel service by means of posters, bus shelter advertising and leaflets in the newsagent shops.

European Mail Networks

So far, through its European Mail Networks, TNT has successfully built up networks in eight European countries and is achieving accelerated growth. Volume growth in EMN is countering the declines in the addressed Dutch mail volumes. With an innovative and creative strategy in specific countries TNT is reshaping the European postal industry and challenging the incumbent postal operator. TNT will also continue to look closely at opportunities to acquire, under the right conditions, stakes in postal operators.

Use of the TNT brand for mail services and the associated corporate identity will be phased in from mid-2006 in the Netherlands.

AMP press distributor

AMP is market leader in Belgium for distributing printed media such as daily newspapers, weekly magazines and monthly publications. The company is part of the Hachette Distribution et Services group. AMP supplies the newsagent shops daily with around 300 newspaper and more than 5,000 magazine titles sold at 6,100 outlets throughout Belgium. Besides the national press, AMP imports and distributes high-profile foreign newspapers and magazines. Through its book department, AMP distributes some 18,000 Dutch and French-language titles. The company further handles 3 Suisses parcels (mail order) with a service level of 24 hours, sells films and develops photographs in co-operation with Press Labo Service, and sells phonecards through its subsidiary Alvadis.

TNT Post Parcel Service Belgium NV

TNT Post Parcel Service Belgium, part of globally operating TNT N.V., has been operating in the Belgian market for more than 18 months. This part of the group specialises in delivering parcels to the doorstep. The company initially concentrated on enlarging its network by delivering consignments of mail order companies to private individuals and by assuring a high standard of service. TNT Post Parcel Service Belgium is positioning itself as a key logistics service provider in the Belgian market. Its network of nine depots around a sorting centre at Nossegem allows the company to deliver items throughout Belgium and Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 30 June 2005